mM

RECEIVED
SEC MAIL PROCESSING SECTION
FEB 2 8 2011
WASH., D.C.
211

[redacted]

SEC ISSION

11016720

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24805

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWPORT SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40853 BUCHAREST LANE
(No. and Street)

TEMECULA (City) CA (State) 92591 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY KILPATRICK (951) 587-6910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREGORY B. SHELTON, CPA
(Name – *if individual, state last, first, middle name*)

118 CACHANILLA COURT (Address) PALM DESERT (City) CA (State) 92260 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 03/11/2011

OATH OR AFFIRMATION

I, JEFFREY KILPATRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWPORT SECURITIES CORPORATION, as of DECEMBER 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Jeffrey Kilpatrick
Signature

President
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California County of Riverside

On 2 Apr 20 11 before me, Rochel F. Amog, Notary Public personally appeared Jeffrey Kilpatrick, who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the intrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand end official seal.

Signature ________ (Seal)

OFFICIAL SEAL
ROCHEL F. AMOG
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1834154
RIVERSIDE COUNTY
MY COMM. EXP. FEB. 6, 2013

NEWPORT SECURITIES CORPORATION

FINANCIAL STATEMENTS

with

Report of Independent Public Accountant

DECEMBER 31, 2010

GREGORY B. SHELTON
CERTIFIED PUBLIC ACCOUNTANT
118 CACHANILLA COURT
PALM DESERT, CA 92260
Telephone (760) 779-9494
Fax (760) 779-9404

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Newport Securities Corporation
40853 Bucharest Lane
Temecula, Ca 92591

I have audited the accompanying balance sheets of Newport Securities Corporation for the years ended December 31, 2009 and 2010 and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Securities Corporation as of December 31, 2009 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

February 20, 2011

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2010 & 2009

ASSETS

	12/31/10	12/31/09
Current Assets		
Cash in bank and trading accounts	$ 21,401	$ 19,613
Cash - deposit account	25,052	25,136
Employee advances	0	219
Loan to officer	0	517
Receivables from brokers & dealers	2,289	4,001
Prepaid insurance	1,260	270
Total Current Assets	50,002	49,756
Fixed Assets (Note 1)		
Transportation equipment	22,638	22,638
Office equipment	170,278	169,368
Office furniture	51,774	51,774
Subtotal	244,690	243,780
Accumulated depreciation	(174,681)	(172,586)
Total Net Fixed Assets	70,009	71,194
Other Assets		
Total Other Assets	0	0
TOTAL ASSETS	$ 120,011	$ 120,950

See accompanying notes

NEWPORT SECURITIES CORPORATION
BALANCE SHEET
DECEMBER 31, 2010 & 2009

LIABILITIES & STOCKHOLDER'S EQUITY

	12/31/10	12/31/09
Current Liabilities		
Credit card payable	$ 3,978	$ 4,586
Accrued payroll fees	127	127
Income taxes payable	800	800
Accrued payroll taxes	1,292	1,120
Accrued salaries	13,960	11,425
Broker's commission payable	185	394
Notes payable - current portion	0	0
Total Current Liabilities	20,342	18,452
Non-current Liabilities		
Notes payable	0	0
Less: Current portion	(0)	(0)
Total Non-current Liabilities	0	0
Total Liabilities	20,342	18,452
STOCKHOLDER'S EQUITY		
Common stock - stated value $ .076 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares (Note 3)	267,598	267,598
Retained earnings	(165,429)	(162,600)
Less: Treasury stock	(2,500)	(2,500)
Total Stockholder's Equity	99,669	102,498
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 120,011	$ 120,950

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2010 & 2009

Revenues	12/31/10	12/31/09
Commissions	$ 74,997	$ 64,634
Management fees	239,634	219,886
Total Revenues	314,631	284,520
Expenses		
Automotive & truck	$ 9,090	$ 14,326
Bank charges	496	622
Business promotion	745	502
Cleaning	726	1,292
Client fees	1,225	500
Commissions	3,290	4,415
Computer expenses	4,176	4,129
Consulting fees	1,786	3,514
Contributions	50	304
Depreciation	2,095	2,207
Education & training	529	377
Insurance	5,177	11,729
Interest	346	41
Legal & accounting	6,900	6,706
Licenses & taxes	1,527	1,739
Meals & entertainment	5,025	3,879
Medical	10,224	3,059
Memberships, dues & subscriptions	9,126	5,538
Miscellaneous	324	376
Office supplies	3,942	4,724
Payroll taxes	12,077	10,791
PMI fee reimbursement	1,795	0
Postage & delivery	965	1,508
Quote service & rental	1,592	1,401
Regulatory services	371	5,562
Rent (Note 4)	17,700	11,200
Repairs & maintenance	3,486	3,250
Salaries & wages - office	38,376	28,917
Salaries - officer	124,500	126,400
Storage	1,467	1,756
Telephone	7,178	6,436
Trading costs	31,058	31,743
Travel	3,416	643
Utilities	5,172	6,301
Total Expenses	315,952	305,887

NEWPORT SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2010 & 2009

	12/31/10	12/31/09
Income (loss) from operations	$ (1,321)	$ (21,367)
Other Income (Loss)		
Federal tax refund	0	4,864
Franchise tax expense	(914)	0
Federal tax expense	(0)	0
Interest income	206	1,918
Total Other Income (Loss)	(708)	6,782
Income (loss) before provision for income taxes	(2,029)	(14,585)
Provision for income taxes	800	800
Net Income (Loss)	(2,829)	(15,385)
Retained Earnings (Deficit) - Beginning	(162,600)	(147,215)
Retained Earnings (Deficit) - Ending	$(165,429)	$(162,600)

See accompanying notes

NEWPORT SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Operating Activities	
Net Loss	$ (2,829)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	2,095
Decrease in receivables from brokers and dealers	1,712
Increase in accrued salaries	2,535
Decrease in commissions payable	(209)
Decrease in employee advances	219
Decrease in loan to officer	517
Decrease in deposits	84
Increase in accrued payroll taxes	172
Increase in prepaid insurance	(990)
Decrease in credit card payable	(608)
Net Cash Provided by Operating Activities	2,698
Investing Activities	
Purchase of fixed assets	(910)
Net Cash Used by Investing Activities	(910)
Financing Activities	
Payments on notes payable	(0)
Net Cash Used by Financing Activities	(0)
Increase in Cash and Cash Equivalents	1,788
Cash and Cash Equivalents at December 31, 2009	19,613
Cash and Cash Equivalents at December 31, 2010	$ 21,401

See accompanying notes

NEWPORT SECURITIES CORPORATION
SCHEDULE OF NET CAPITAL COMPUTATION
FOR THE YEARS ENDED DECEMBER 31, 2010 & 2009

	12/31/10	12/31/09
Total Assets	$ 120,011	$ 120,950
Less: Total liabilities exclusion of subordinated debt	(20,342)	(18,452)
Net Worth	99,669	102,498
Less: Fixed, prepaid and long-term assets	(71,269)	(72,200)
Net capital before haircuts on securities	28,400	30,298
Less: Haircuts on money market fund, trading accounts and securities held	0	0
Net Capital	$ 28,400	$ 30,298

See accompanying notes

NEWPORT SECURITIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 1 - Significant Accounting Policies

The Company has adopted the accrual method of determining income for financial statement purposes and the cash method of reporting for tax purposes.

Property, plant & equipment is stated at cost and the related depreciation is provided by use of the straight-line and accelerated methods over their estimated useful lives as follows:

	Useful lives
Automotive equipment	5 years
Office equipment	5 years
Office furniture	5-7 years

Maintenance and repair expenditures are charged as expense to operations. Betterments and renewals are capitalized and depreciated.

The Corporation has elected to file as a regular corporation for federal tax purposes. This means that all profits and losses will no longer be passing through to the corporation stockholders. The Corporation is now liable for federal income tax and California Franchise tax.

NOTE 2 - Deferred income taxes arise from timing differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse.

NOTE 3 - On December 10, 1987, the Board of Directors authorized a 75 for 1 stock split thereby increasing the number of issued and outstanding shares to 3,540,294 and decreasing the stated value of each share to $ .076. Of the shares issued, 15,000 shares are held as treasury stock.

NOTE 4 - The Company rents its facility from one of its stockholders, at $ 1,600 per month.

See accountant's audit report

NOTE 5 - Reserve, possession or control requirements under SEC Rule 15c3-3 - Newport Securities Corporation does business on a fully disclosed basis through Wedbush Morgan, Inc., and is subject to the reserve, possession or control requirements per SEC Rule 15c3-3. Newport Securities Corporation relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

NOTE 6 - Newport Securities Corporation has only one office, hence, no consolidation. There is no material difference between the audited and unaudited financial statements.

NOTE 7 - As part of the audit of the books, records and internal control on Newport Securities Corporation, I found no material inadequacies as to the Corporation's systems of procedures.

NOTE 8 - I have examined the financial statements of Newport Securities Corporation for the year ended December 31, 2010 and have issued my report thereon dated February 20, 2011. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing procedures for expressing an opinion on the financial statements.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17-a 13 or in complying with the requirements for prompt payment for securities under Section 8 of regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may still occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of Newport Securities Corporation taken as a whole. However, my study and evaluation disclosed no condition that I believe to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc. and should not be used for any other purpose.

See accountant's audit report

NEWPORT SECURITIES CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2010 AND 2009

SCHEDULE III

Board of Directors
Newport Securities Corporation

In planning and performing my audit of the consolidated financial statements and supplemental schedules of Newport Securities Corporation, (the Company), for the years ended December 31, 2009 & 2010, I considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinions on the consolidated financial statements and not to provide assurance on internal controls.

Also, as required by rule 17 a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17 a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17 a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Record of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment of securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and responsibility, estimates and judgments by management are required to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures are adequate at December 31, 2009 & 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Gregory B. Shelton CPA

Gregory B. Shelton
Certified Public Accountant

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2010 & 2009

	12/31/10	12/31/09
Common stock - stated value $. 076 per share, authorized 75,000,000 shares, issued and outstanding 3,540,294 shares	$ 267,598	$ 267,598
Retained earnings - beginning	(162,600)	(147,215)
Net income (Loss)	(2,829)	(15,385)
Retained earnings - ending	(165,429)	(162,600)
Less: Treasury stock	(2,500)	(2,500)
Total Shareholder Equity	$ 99,669	$ 102,498

There were no other additions or withdrawls of capital during the year.

NEWPORT SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2010

Liabilities Subordinated to General Creditors - December 31, 2009	$ 0
Changes to Loans Subordinated to General Creditors	(0)
Liabilities Subordinated to General Creditors - December 31, 2010	$ 0

NEWPORT SECURITIES CORPORATION
NET CAPITAL RECONCILIATION
DECEMBER 31, 2010

Net Capital per 1st Focus Filing	$ 28,401
Net Capital per Audit Report & Amended Focus Filing	28,400
Difference due to Adjusting Entries	$ 1

List of Adjusting Entries for Reconciliation

Rounding	$ 1
Total Adjustment	$ 1